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EXPLORE
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Sell a Property
Top agents, happy customers
Rent a Property
For landlords & tenants
Home Services
Mortgage, conveyancing and more
Renovation Services
Give your house a makeover
Buy a Property
Let us find the right one for you
Agent Services
Top agents backed by technology

ohmyhome

OMH | Nasdaq Listed

Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. If used, the words "believe", "may", "will", "estimates", "continue", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items, our ability to execute our growth strategies, including our ability to meet our goals, current and future economic and political conditions, our capital requirements and our ability to raise any additional financing which we may require, our ability to attract customers and further enhance our brand recognition, our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business, trends and competition in the brokerage and related industry, and other assumptions described in this presentation underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations in the prospectus. We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read our prospectus and the documents that we refer to in this presentation and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect.

OMH | Nasdaq Listed

Ticker	OMH
IPO Date	March 21, 2023
IPO Price	$4.00
IPO Capital Raised	$11.2 M
Shares Outstanding	19.05 M Shares
Public Float	3.775 M Shares
30 Day Avg. Volume	1.1 M Shares/ Day
Closing Price	$5.50, June 12
Market Cap	$104.78 M, June 12

Shareholding Structure



Public Shareholders
14.7%
49.3%
Founders (Insiders)
36.0%
Private Investors (Insiders)

As at June 12, 2023

ohmyhome | A Property One-Stop-Shop

A data-driven property technology platform operating in Singapore, Malaysia, and the Philippines

Revenue **Agents**
In-House agents
Top 1% in Singapore

Free **Do-It-Yourself (DIY) Portal**
Verified listings by homeowners

Free **Research**
E-Valuation, Blogs & Guides



ohmyhome
Explore Services
HDB Agent
Condo Agent
Mortgage
Legal
Calculator
Movers
Painting
Featured HDB Listings
$600,000

Mortgage Revenue
Partnerships with all banks

Legal Conveyancing Revenue
Panel of trusted law firms

Renovation & Home Services
In-House Interiors Designers and panel of trusted service providers Revenue

ohmyhome | Our Story

VISION
To be the most trusted & comprehensive property solution for everyone

MISSION
To bring speed, ease and reliability to property related services

Founded in 2016 and have since became Singapore's largest integrated property transactions and services platform


ohmyhome
@missracewong
@rhondawong

ohmyhome | Market Highlights vs Challenges

Growing Housing Market
Despite macroeconomic uncertainties globally, SEA housing market remains strong with growing transactions and value.

Rising Middle Class
Housing demand rises with ASEAN's middle class, which is set to double by 2030. Over 380 million population is under 35 years old. *

High Smartphone Penetration and Booming Digital Economy
ASEAN's digital economy has soared to USD 100 billion, 3X in the past 4 years, and will grow to USD 360 billion by 2025.**

Slow
Property transactions are slow, complex and costly in nature, with huge information asymmetry between buyers, sellers, and agents acting in silos.

Unreliable
Fake listings are rampant, and freelance agents have varying levels of service and professionalism. Trust is hard to earn between customers, agents and service providers.

Cluttered Services
Lack of consolidated services. Customers have to find and manage agents, mortgage, legal, moving and renovation services separately.

**Source: Research by US-ASEAN Business Council: https://www.usasean.org/why-asean/growth*
*** Source: Research by Temasek, Google and Bain: https://www.bain.com/about/media-center/press-releases/2021/sea-economy-report-2021/*

ohmyhome | Our Traction

>13,100
Transactions

$2.7 Bn
Gross Transaction Value

7 Days
In which 50% of deals are closed on average

>11x
Agent Efficiency vs industry average

700,000+
Downloads Globally

200,000
Monthly Active Users (MAUs), App & Web

~50%
Gross Profit Margin

★ 4.9
>8,000 genuine reviews, highest rated platform

ohmyhome | $8 Bn Market in Singapore Alone

Real estate is the largest asset class in the world, and is both a necessity and investment asset class that ties closely with population and economic growth.



Philippines
Thailand
Vietnam
Malaysia
Singapore
Indonesia

Property Transactions Market*
2026E

$4.1 Bn

+

Renovation Market
2023E

$3.7 Bn

Sources: *Frost & Sullivan Research, Advanced Consultancy*

*brokerage commissions, marketing and financing origination

ohmyhome | Closer to Transactions, Higher Revenue

We specialize in end-to-end transaction services from Day 1. Other Proptech companies that started as information aggregators are now trying to move closer to transactions.



Closer to Transactions
Agent Commission
Mortgage
Legal
Pre-Transaction
Insurance
Post-Transaction
Renovation
Advertising
General Work
Far from Transactions

ohmyhome | Our Traction

>13,100
Transactions

$2.7 Bn
Gross Transaction Value

7 Days
In which 50% of deals are closed on average

>11x
Agent Efficiency vs industry average

700,000+
Downloads Globally

200,000
Monthly Active Users (MAUs), App & Web

~50%
Gross Profit Margin

★ 4.9
>8,000 genuine reviews, highest rated platform

ohmyhome | MATCH with Speed and Accuracy

We aggregate high quality data of **qualified potential buyers**, and match them against all available listings to supercharge matching success and transaction speed.



Data Sources
Web Portals
Mobile App
Referrals
Mortgage, Legal & Renovation
Qualified Potential Buyer Pool X MATCH Algorithm
Recommend
Collect
Viewing
Property 1
Multiple Offers
PROPERTY SOLD
2
3
Scalable

ohmyhome | Our Traction

>13,100
Transactions

$2.7 Bn
Gross Transaction Value

7 Days
In which 50% of deals are closed on average

>11x
Agent Efficiency vs industry average

700,000+
Downloads Globally

200,000
Monthly Active Users (MAUs), App & Web

~50%
Gross Profit Margin

★ 4.9
>8,000 genuine reviews, highest rated platform

ohmyhome | Our 3 Key Strengths

An integrated platform
with end-to-end property solutions and services

Strong execution
with over 13,100 properties transacted, GTV of USD2.7B

Unmatched technology
in property transaction capabilities and efficiency that is highly scalable and with strong margins

ohmyhome | Growth Strategies

Increase market share
in existing markets and expand our geographies

Acquire companies
whose offerings accelerates our growth

Increase service offerings
and become a property SuperApp

ohmyhome | Recent Announcements

yahoo!finance

Ohmyhome Announces Signing of Memorandum of Understanding With Ohmyhome Property Inc. to officially expand into the Philippines Market

ohmyhome | Recent Announcements

yahoo!finance

Ohmyhome Signs MOU for Potential Acquisition of a Leading Singapore Tech-enabled Property Management Company to Deliver Quality Services Directly to Customers' Fingertips and Doorsteps

ohmyhome | Latest Feature



ohmyhome
Homer AI
How much is your home worth today?
homer.ohmyhome.com
ohmyhome
Your home e-Valuation is
$990,000
Estimated Cash Proceeds $380,000 >
$990,000
OMH | Nasdaq Listed
Ohmyhome Pte. Ltd. | CEA License No.: L3010739Z



HomerAI
Discover the accurate value of your home & sell for more
Say Hi to
Homer AI
by ohmyhome

ohmyhome | 2022 Financial Highlights

Transactions	3,395 Transactions	$615 M Gross Transaction Value	75 Brokerage Transactions/Agent
Revenue	$ 5.2 M FY 2022	55% Brokerage Gross Margin	56% Emerging and Other Services
Growth	FY 2022 +60%	FY 2021 +32%	
Adjusted EBITDA Margin	FY 2022 (37)%	FY 2021 (48)%	

Note: *Adjusted EBITDA stands for Earnings Before Interest and Tax, Depreciation and Amortization, it also excludes non-regular items including government subsidies and IPO-related expenses.*

ohmyhome | Path to Greater Heights

From Day 1, our goal has been to become the most comprehensive and trusted property services platform for everyone. With the strong foundations of an excellent service and technology backbone, we will continue to grow towards greater heights.


Leading One-Stop-Shop Property Platform
2023 – 2025
Increase Market Share, Acquire Companies, Increase Service Offerings
2021 – 2023
Tech Development, building infrastructure
2018 – 2021
Data collection, Perfecting Operations and service
2016 – 2017
Proof Of Concept, Revenue Generation
2.2
3.6
2016
2017
2018
2019
2020
2021
2022FC
2023FC
2024FC
2025FC

The graph above is an illustration of a broad timeline of our business strategy, and not the revenue or net income growth over time.

ohmyhome | Board & Management Team



Wong Wan Chew
(Rhonda Wong)

Chief Executive Officer
Director
Co-Founder



Wong Wan Pei
(Race Wong)

Chief Operating Officer
Director
Co-Founder



Loh Kim Kang David

Chairman of the Board of Directors



Lee Wei Loon

Independent Director
Chair of Audit Committee
Member, Compensation Committee
Member, Nomination Committee



Lim Khoon

Independent Director
Chair of Nomination Committee
Member, Audit Committee
Member, Compensation Committee



Tan Wei Reng, Galven

Independent Director
Chair of Compensation Committee
Member, Audit Committee
Member, Nomination Committee

Full profiles of board members are in the appendix

Thank you

OMH | Nasdaq Listed



ohmyhome | Why Ohmyhome?

Why customers like to pick us?

We are the most reliable partner in property services

	Other Freelance Agents/Brokers	ohmyhome
Experience	Varies	**>13,100 deals >6 years**
Reviews (Google, FB, etc.)	Hardly any	**4.9 ★ 8,000+**
Flight Risk	High	**No, we are a NASDAQ-listed company**
Commitment	Part-time/Freelance	**Full-time**
No. of buyers and sellers	20 - 30+ at a time	**Thousands of active buyers and sellers on our platform**
Add-on Services	None or minimal	**Legal, mortgage, insurance, renovation, general home services, and more**

ohmyhome | Agent Efficiency Elevated by Technology

The average number of Super Agents, in combination with our other key metrics such as the number of brokerage transactions, is a measure of agent productivity and is an indicator of the potential future growth of our business.

Unmatched Efficiency
Ohmyhome vs The Industry

Transactions/Agent/year	2020	2021	2022
Industry Average	5.8	6.3	6.3
Top Traditional Agencies in Singapore	8.5	11	10
Ohmyhome	48	69	75
Ohmyhome vs Industry Average	**8.3x**	**10.9x**	**11.9x**
Ohmyhome vs Top Agencies	**5.6x**	**6.3x**	**7.5x**

Sources: CEA Records, Annual Reports of Traditional Agencies in SIngapore, Frost & Sullivan Research

ohmyhome | Other Competitive Advantages


ohmyhome
Buy
Sell
Rent
Services
Renovation
Articles
Chat With Us
EXPLORE
Find solutions to all your housing needs
Sell a Property
Top agents, happy customers
Rent a Property
For landlords & tenants
Home Services
Mortgage, conveyancing and more
Renovation Services
Give your house a makeover
Buy a Property
Let us find the right one for you
Agent Services
Top agents backed by technology
Ohmyhome
S$550,000
Too busy to search?
Get matched to the right homes.
Skip the endless hours of trying to find a property. We'll send matches to your WhatsApp based on your preferences instead.
I want to buy
I want to rent
Powered by MATCH
70% of our properties are sold above e-valuation
Selling your property at the best price is our main priority.

01 We have an **integrated platform** with end-to-end property solutions and services

02 We have the ability to develop **advanced property transaction technology** and platform with an intuitive and user-friendly interface for both our **website and mobile application** that clearly catalog our end -to - end services offering to users and serve better via **data insights**

03 We have transaction-based compensation to incentivize our Super Agents in providing **high service standards** as evidenced as us being the **highest reviewed property platform**

04 We have **an experienced management team** and **a highly scalable model**

ohmyhome | Board and Management Team



CEO

Rhonda Wong

Ms. Wong Wan Chew, Chief Executive Officer, Director

Ms. Rhonda Wong is a co-founder of our Group. She is currently the Chief Executive Officer and a Director of our Company where she is primarily responsible for strategic development and day-to-day operations since the founding of our Group.

From July 2007 to February 2008, she worked as a treasury bonds trader at Nico Trading Chicago in Chicago, Illinois, where she was responsible for trading of futures of treasury bonds. From March 2008 to February 2012, Ms. Rhonda Wong was involved in proprietary trading of listed securities and real properties. From March 2012 to May 2013, she joined Savills Singapore, where she obtained a real estate sales license and became a top performer and was promoted to a sales director within the first year at the age of 27, looking after sales and leasing of Singapore properties and launches of development projects in Malaysia. From May 2013 to May 2016, Ms. Rhonda Wong co-founded a real estate consulting firm called Anthill Realtors Pte. Ltd. with Ms. Race Wong, where they worked as consultants for property developers for the marketing, launch and sales of various real estate projects in Australia, Malaysia, Cambodia, Singapore, the United Kingdom and Vietnam.

Ms. Rhonda Wong graduated from the University of Michigan with a bachelor's degree in Business Administration in 2007.



COO

Race Wong

Ms. Wong Wan Pei, Chief Operating Officer, Director

Ms. Race Wong is a co-founder of our Group. She is currently the Chief Operating Officer and a Director of our Company where she is primarily responsible for technology product development and marketing since the founding of our Group in 2016.

From 2002 to 2009, Ms. Race Wong started her career in the music industry as the pop duo group "2R" along with her elder sister and thereafter ventured into the television and entertainment industry as an actress where she had, over the years, won various awards and accolades both as a singer and actress. Ms. Race Wong has been the products spokesperson for a range of products from beauty, healthcare to telecommunication products etc. From September 2011 to December 2012, Ms. Race Wong worked as a marketing manager and licensed equities trader at May Bank Kim Eng Securities, Hong Kong, where she was responsible for the launch of the offline to online equities trading platform.

From May 2013 to May 2016, Ms. Race Wong co-founded a real estate consulting firm called Anthill Realtors Pte. Ltd. with Ms. Rhonda Wong, where they worked as consultants for property developers for the marketing, launch and sales of various real estate projects in Australia, Singapore and Vietnam.

Ms. Race Wong graduated from Newcastle University in Australia and obtained her master's degree in Business in 2013.

ohmyhome | Board and Management Team



CFO
Cui Kewei Joshua

Mr. Cui Kewei Joshua, Chief Financial Officer

Mr. Cui Kewei Joshua joined our Group in June 2022 as Chief Financial Officer. He is primarily responsible for the overall accounting and financial management, project management, strategic planning and internal control of our Group.

Mr. Cui has over 15 years of work experience in accounting and finance. From October 2007 to December 2009, Mr. Cui worked in Foo Kon Tan GT as an audit assistant where he was primarily responsible for carrying out statutory audit works. From December 2009 to November 2010, Mr. Cui worked in Ernst & Young LLP, with his last position as an audit senior, where he worked as a team leader in various audit assignments. From March 2011 to February 2012, Mr. Cui worked in Mapletree Logistics Trust Management Ltd. as an accountant where he was primarily responsible for preparing reports related to the compliance of reporting requirements under the rules of the Singapore Stock Exchange. From February 2012 to September 2015, Mr. Cui then worked at Cogent Holdings Limited with his last position as assistant finance manager and he was primarily responsible for the group's financial reporting, forecast and budget, SGX-ST compliance and preparation of annual reports. From September 2015 to April 2017, Mr. Cui worked as financial controller in Conversant Solutions Pte. Ltd. where he was primarily responsible for managing the company's accounts, strategic planning and internal control. From May 2017 to July 2021, Mr. Cui worked as chief financial officer of K2 F&B Holdings Limited (Stock Code: 2108.HK) where he was primarily responsible for the overall accounting and financial management, project management, strategic planning and internal control. Since March 2019, Mr. Cui has been a director of JW Capital Consultancy Pte. Ltd. where he is primarily responsible for project financing and cash flow planning.

Mr. Cui graduated from Oxford Brookes University, United Kingdom with a Degree of Bachelor of Science in applied accounting in July 2007. Mr. Cui has been a member of the Institute of Singapore Chartered Accountants (formerly known as the Institute of Certified Public Accountants of Singapore) since December 2010.



Loh Kim Kang David

Non-Executive Chairman of the Board of Directors

Mr. Loh Kim Kang David, Chairman of the board of Directors, Director

Mr. Loh Kim Kang David, Chairman of the board of Directors, Director. Mr. Loh Kim Kang David is a Director and the Chairman of our Company. He was appointed as a Director in August 2022. Mr. Loh is primarily responsible for strategic advice and direction of our Group.

Mr. Loh has over 20 years of experience in the investment and brokerage industry. He is currently an executive Director and joint chairman of Centurion Corporation Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 6090.HK) and on the Main Board of the Singapore Exchange Securities Trading Limited (Stock Code: SGX:OU8). Mr. Loh also sits on the board of various companies in a diversified range of industries. From November 1989 to August 1995, Mr. Loh was a dealer (dealing Director) of Ong & Company Pte. Ltd., a company principally involved in the provision of business support services. From August 1995 to June 1996, he was a dealing Director of OUB Securities Pte. Ltd., a company principally involved in stock, share and bond brokers and dealers. In July 1996, Mr. Loh joined UOB Kay Hian Pte. Ltd. (formerly known as Kay Hian Pte Ltd) as an associate Director, with his last position as a business development consultant in March 2010. From July 1999 to October 2001, he served as a Managing Director (management) of UOB Kay Hian (Hong Kong) Ltd (formerly known as Kay Hian Overseas Securities Ltd.), a securities brokerage company.

Mr. Loh obtained his bachelor's degree in Science from the University of Oregon in June 1998.

ohmyhome | Board and Management Team



Lee Wei Loon

Independent Director
Chair of Audit Committee
Member, Compensation Committee
Member, Nomination Committee

Mr. Lee Wei Loon, Independent Director Nominee, Chair of Audit Committee

Mr. Lee Wei Loon will begin serving as our independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Lee will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Lee has over 15 years of experience in the banking and corporate finance industry having worked in various international investment banks. Mr. Lee is currently an executive vice president and Asia chief executive officer of Watchbox Singapore Pte. Ltd., a company principally engaged in the buying, selling and trading of pre-owned luxury watches since August 2019, where he is responsible for group business strategy, risk management and capital market strategies. He was a vice president of Credit Suisse, Asian Equities Sales and Trading, Hedge Fund Sales, from May 2004 to March 2010. He was a Director of Bank of America Merrill Lynch, Asian Equities Sales from May 2010 to June 2012. From June 2012 to January 2015, he was an executive Director of Morgan Stanley Asia, Institutional Equities Division, overseeing the coverage of Singapore based hedge funds across all asset classes. From January 2015 to September 2017, he was a Director commissioner of PT Morgan Stanley Asia International, responsible for the Indonesia business and onshore operations of Morgan Stanley Asia. He was the executive Director of Morgan Stanley Asia Investment Banking Division from September 2017 to August 2019, overseeing all capital markets, fixed income and M&A transactions.

Mr. Lee obtained a bachelor's degree in Science with a major in Finance and a minor in East Asian Studies from the New York University, Stern School of Business in May 2004. We believe that Mr. Lee is qualified to serve on our board by reasons of professional experiences and qualifications.

ohmyhome | Board and Management Team



Lim Khoon

Independent Director
Chair of Nomination Committee
Member, Audit Committee
Member, Compensation Committee

Mr. Lim Khoon, Independent Director Nominee, Chair of Nomination Committee

Mr. Lim Khoon will begin serving as our independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Lim will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Lim is currently a partner of Eldan Law LLP since May 2018 with a focus on commercial and construction litigation, as well as in the areas of Real Estate Law and Corporate Law. From March 1992 to June 1995, Mr. Lim was a legal associate with M/s Wong Partnership (then known as M/s Wong Meng Meng & Partners), with a focus on commercial and construction litigations. From July 1995 to May 2018, he was a partner of Lim Hua Yong Partnership with a focus on the same area of litigation work, and additionally, work in the areas of Real Estate Law and Corporate Law. After the merger of Lim Hua Yong LLP and Eldan Law LLP, he became a partner of Eldan Law LLP continuing in the same areas of legal work. Over the years, Mr. Lim has developed a broad-based legal practice in the areas of commercial dispute resolution, real estate law and corporate law. In the area of commercial dispute resolution, Mr. Lim has advised and acted for clients in various commercial disputes with experience in all levels of litigation in the Singapore Courts and before the arbitration tribunals. In the area of real estate law, Mr. Lim has advised and acted for corporations, individuals, financial institutions and subsidiary proprietors in various property transactions. In the area of corporate law, Mr. Lim specializes in merger and acquisitions and has acted extensively for corporate and individual clients in the sale and acquisition of their shareholdings in corporations.

Mr. Lim obtained a Bachelor of Laws degree from the University College of Wales in 1989. He was called to the Bar in England as Barrister-at-Law (Grays Inn) in 1990 and was admitted as an advocate and solicitor at the Supreme Court of Singapore in March 1992. We believe that Mr. Lim is qualified to serve on our board by reasons of professional experiences and qualifications.



Tan Wei Reng, Galven

Independent Director
Chair of Compensation Committee
Member, Audit Committee
Member, Nomination Committee

Mr. Tan Wei Reng, Galven, Independent Director Nominee, Chair of Compensation Committee

Mr. Tan Wei Reng, Galven will begin serving as our independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Tan will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Mr. Tan is the deputy managing Director of the investment sales and capital markets team in Savills Singapore since December 2019. Mr. Tan co-heads a team of eight professionals who are consistently recognized as the market leaders in Singapore commercial real estate transactions. Prior to working in Savills Singapore, Mr. Tan was with the capital markets team at CBRE Singapore for 15 years, before leaving the company as an executive Director. Since 2004, Mr. Tan has been personally involved in landmark transactions across all sectors in the Singapore real estate market, with particular focus in the commercial real estate sector. In the last 10 years, he has handled transactions valued at more than S$15 billion. Day to day, Mr. Tan primarily works closely with institutional investors, property funds as well as local and foreign developers.

Mr. Tan graduated from the National University of Singapore in May 2004 with a bachelor's degree in Science (Real Estate) (Hons).

Thank you

Ohmyhome Limited
11 Lorong 3 Toa Payoh,
Block B #04-16/21, Jackson Square, Singapore 319579

Skyline Corporate Communications Group, LLC
Scott Powell, President
One Rockefeller Plaza, 10th Floor, New York, NY 10020 USA
Office: (646) 893-5835 x2
Email: info@skylineccg.com

